Ms. Holly Hunt
Senior Counsel
Nationwide Life Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

     Re: Nationwide Life Insurance Company
                   Initial Registration on Form S-1 (File No. 333-155368)

Dear Ms. Hunt:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on November 14, 2008. Based on our review, we have the following comments. Page references reflect the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form S-1 unless otherwise indicated.

1. What is the Contract? (p. 1). Please clarify the second paragraph where "Guaranteed Lifetime Withdrawals" is identified as a defined term. The definition on page 42 limits this term to withdrawals taken after the Withdrawal Start Date (WSD). Please revise the initial reference in light of that definition and any related disclosure modified to respond to comments in this letter.

2. How does the Contract generally work? (pp. 2-3).
a. 100% Eligible Portfolio Requirement. Throughout the filing, there is ambiguity concerning the investment restriction requirement first mentioned here. The disclosure states that 100% of the Account assets must be invested in an Eligible Portfolio; however, the meaning of this requirement is not entirely clear. Specifically, the prospectus disclosure is inconsistent regarding assets that are in a portfolio when Nationwide revokes that portfolio's "Eligible Portfolio" status. The disclosure on page 17 and the corresponding "Terms and Conditions of the Contract" section suggest that maintaining these assets in the former Eligible Portfolio would not violate the investment restriction requirement. As necessary, please revise disclosure about this requirement to eliminate any ambiguity on this issue.

b. Accumulation Phase: Composition of the Eligible Portfolios. The general description of the Accumulation Phase mentions Exchange Traded Funds in the list of potential investments within an Eligible Portfolio. However, the only Eligible Portfolio that mentions investing in ETFs is the Minimum Account Value Eligible Portfolio. Please confirm that the other permissible investment options do not invest significantly in ETFs or, as appropriate, include reference to them.

c. Withdrawal Phase: Without COLA. The first sentence after this sub-heading is very difficult to follow; please rewrite it. Given the many defined terms, breaking it into several sentences may help.

d. Withdrawals with COLA (p. 3). This paragraph is extremely dense and difficult to understand. Please rewrite it in plain English. Rule 421. The revised disclosure should convey what the benefit of electing this option is, generally when it would be advantageous, and what guidelines a contractholder should consider in making a decision whether to select it.

e. Income Phase. Please emphasize text of the last paragraph by using bold typeface or some other method of drawing attention to its content.

3. *How Much Will the Contract Cost? (pp. 3-5).* The presentation of the first chart is extremely confusing. Please include a line showing the current and maximum fees without the Spousal Continuation Option or revise the captions to identify these figures more clearly. The narrative disclosure on page 28 and the disclosure here should parallel one another. Please revise so maximum and current charges are equally clear in both places. If Nationwide deducts premium taxes as suggested on page 39, please identify them in the table and corresponding narratives as well. Finally, please indicate that electing the COLA Option does not affect the contract charges or reflect its impact and explain as needed.

4. *Is this Contract right for you? (p. 6).* For the first paragraph, please add a parallel description of the guaranteed withdrawal amount with the COLA benefit. Also, please bold or otherwise draw attention to the last sentence in the second paragraph under this heading.

5. *What are the Eligible Portfolios ... (pp. 6-8).* Please clarify the disclosure about what happens when Nationwide no longer believes a portfolio should be an Eligible Portfolio option. Specifically, if a contractowner may leave 100% of his assets in that portfolio and still preserve his withdrawal guarantee through this contract, say this and explain any limitations on that guarantee. Otherwise, clearly state that the guarantee will not continue and identify the contractowner's choices or cross-reference disclosure describing them in precise terms.

6. *Eligible Portfolios (pp. 8-11).* Please revise the investment strategy descriptions in the charts so they are specific to each model rather than generic for models with municipal bonds and models without. Similarly, the investment risks associated with the models should be specific to each model as well; please modify the related narrative accordingly. Wherever charts can not be presented together on one page, please ensure that the relevant header rows are repeated on the new page.

7. *Does the Contract contain any kind of automatic ... (pp. 15-16).* Please indicate what happens if more than one type of increase can apply to a contract for a given contract anniversary. Does Nationwide determine the outcome of all increase calculations and then apply the one that results in the highest increase? If so, please clarify this as the results would be different if the calculations are applied consecutively. The "*COLA Benefit*" section is confusing. Please rewrite it in plain English. Rule 421. Note that the Staff does not understand the second sentence at all.

8. *Risk Factors: Limited Contract Choices (p. 16).* Per Comment 5 above, please clarify the reference to investing all assets in an Eligible Portfolio. Please conform all disclosure on this issue so the references (including but not limited to pages 2, 17, 18, 27, and 33) are consistent throughout.

9. *Can the GLWB change during the Accumulation Phase? (pp. 19-20).*
a. Annual Benefit Base Review. In sub-paragraph 1(c), the phrase "with a 5% increase" seems to be misplaced. Please revise so it modifies the proper value.

b. Additional Deposits to Your Account. In some places, the disclosure describes the $2 million limit as a limit on Account Value and other times as a limit on "total deposits." Please resolve the disclosure inconsistencies about this limitation throughout the prospectus (See, *e.g.*, pages 19, 33, and 34). If Nationwide intends to limit total deposits and any deposits that would cause Account Value to exceed $2 million, please describe each limit separately. Also, describe how this limit applies to Additional Deposits made within 45 days of a withdrawal. If the limit applies only to net deposits, please indicate this directly.

10. *What is the Withdrawal Start Date... (p. 21).* What are the consequences of failing to affirmatively elect to begin the Withdrawal Phase? Please explain fully. If a withdrawal is taken after the Withdrawal Start Date, but the contractowner has not affirmatively elected to begin the Withdrawal Phase, is it treated as an Early Withdrawal? Please clarify the related disclosure on pages 23 and 24 as well as the definitions of Early Withdrawal, Excess Withdrawal, and Withdrawal Start Date on pages 42 and 43.

11. *What is the Guaranteed Lifetime Withdrawal Amount... (pp. 21-22).* Please clarify the impact of electing the COLA Option on the information covered in the two "Note" paragraphs at the bottom of page 21.

12. *The COLA Benefit and COLA Guaranteed Lifetime Withdrawal Base (pp. 22-24).* Please add disclosure to the narrative explaining the general circumstances when this option would benefit a contractowner, the factors that impact that determination, and the practical effect of using a guaranteed lifetime withdrawal base that is compounded verses one that is not. Also please add another chart corresponding to contractowners under 65 years old.

13. *How is the Contract transitioned into the Income Phase? (p. 25).* Please restate the last sentence to state explicitly what will happen. What are the alternatives?

14. *Effect of COLA Benefit on Guaranteed Payments (pp. 26-27).* If there are general fact patterns where it is in the contractowner's interest to select the COLA benefit or specifically against such interest to do so, please indicate them and explain. Please revise the example chart to cover the COLA 3% figures. Alternatively, you can add a similar chart corresponding to contractowners under 65 years old.

15. *Terms and Conditions of the Contract (p. 27).* Please expand the disclosure in the 3rd paragraph. Specifically, what are the practical consequences of each limitation identified in the last two sentences of that paragraph? As for the two year guarantee capping the Contract Fee Percentage at its current level, what happens after that? Is the disclosure reserving a right to impose a Contract Fee Percentage increase in excess of the maximum listed in the table on page 4? Please clarify.

16. *Election of the Spousal Continuation Option (pp. 27-28).* Please clarify sub-paragraph (4) on page 28. What happens if "the remaining contractowner" and "You" are different people?

17. *Is it possible to pay for the Spousal Continuation Option.... (p. 28).* If correct, please add language to the last sentence to the effect that the contractowner must continue to pay the Spousal Continuation Option charge.

18. The Contract Fee: Amount and Deduction (pp. 28-29). To avoid a misunderstanding of the charge, please revise the charge narrative on page 28 so it refers to maximum charges with and without the Spousal Option rather than the maximum with the option and the current without it. Also, please explain the statement that the Contract Fee is deducted quarterly and "paid in advance." Confirm that maximum and current annualized charges correctly reflect the deduction of the charge on a quarterly basis and in advance.

19. Managing withdrawals from your account (p. 30). After "Fourth," please revise the disclosure to state the point more directly. Consider breaking the sentence into two.

20. Marriage Termination... (p. 32). Please clarify the phrase "divided in proportion to the division of the assets in Your Account." Is this referring to the allocation of existing assets or the proportions applied to disposition of marital assets?

21. What does it mean to have a suspended Contract? (p. 33). Please restate the last sentence more directly. If it means that a suspended contract may terminate without value if the problem is not cured, say this outright.

22. CGM no longer manages any Eligible Portfolios (p. 34). Please confirm that provided CGM still manages at least one Eligible Portfolio, the last bullet point under this heading does not apply even when a contractowner leaves 100% of the Account Assets in a portfolio Nationwide removes from the list of Eligible Portfolios.

23. Section 1035 Exchanges (p. 37). Please explain how this disclosure applies to individual contracts substituted for jointly held or Spousal Continuation contracts following a marriage termination.

24. Premium Taxes (p. 39). Please disclose these charges at the front of the prospectus where the Contract charges are initially addressed.

25. Periodic Communications to Contract Owners (p. 39). Please state whether a contractowner can receive statements more frequently than annually and, if so, how they can be obtained and if a charge is imposed for them.

26. Distribution (Marketing) of the Contract (p. 40). In the last sentence, "charges from our general account" is confusing. Do you mean "charges assessed by our general account?" Please clarify.

27. Contract (p. 42). Please modify this definition so it does not suggest that a contractowner's rights may be limited by the language contained in the Policy without respect to the prospectus and their rights under the securities laws.

28. Valuation Date (p. 43). Please clarify the phrase, "as conditions warrant."

29. Form S-1 Requirements. Please ensure that all information required by each relevant Item of Regulation S-K referenced in Form S-1 will be provided in the next pre-effective amendment.

30. Miscellaneous. Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

31. Representations. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please file your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products